UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                  SEC FILE NUMBER     0-21054


(CHECK ONE):       [X] FORM 10-K AND FORM 10-KSB      [ ] FORM 20-F
FORM 11-K
                   [ ] FORM 10-Q AND FORM 10-QSB      [ ] FORM N-SAR

      FOR THE PERIOD ENDED: DECEMBER 31, 1998
              TRANSITION REPORT ON FORM 10-K
              TRANSITION REPORT ON FORM 20-F
              TRANSITION REPORT ON FORM 11-K
              TRANSITION REPORT ON FORM 10-Q
              TRANSITION REPORT ON FORM N-SAR
      FOR THE TRANSITION PERIOD ENDED:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

Full Name of Registrant:      Synagro Technologies, Inc.

Former Name if Applicable:    N/A

Address of  Principal  Executive  Office  (Street and  Number):  1800  Bering,
Suite 1000 City, State and Zip Code:     Houston, Texas 77057

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

      The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F,11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

      The Company is currently in discussions with the Securities and Exchange Commission concerning a change in the useful life of goodwill resulting from an acquisition prior to 1997, which discussion the Company expects to resolve soon. The amount in question would affect net income and earnings per share in 1997 by approximately $97,000 and $.01 per share, respectively.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

            ROSS M. PATTEN             (713)                 369-1700
             (Name)                 (Area Code)         (Telephone Number)




(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s). Yes [X]    No  [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected  by the  earnings  statements  to be  included  in the subject
      report or portions thereof?        Yes  [ ]     No  [X]

      If so, attached an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                           SYNAGRO TECHNOLOGIES, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: MARCH 31, 1999                  By: /s/ ROSS M. PATTEN
                                         Ross M. Patten, Chief Executive Officer